SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02116

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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com June 14, 2021

FIRM/AFFILIATE

OFFICES

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CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

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WASHINGTON, D.C.

WILMINGTON

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VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Highland Income Fund

  Commission File Number: 811-23268

  Preliminary Proxy Materials Relating to Special Meeting of Shareholders

Ladies and Gentlemen:

On behalf of Highland Income Fund (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s Special Meeting of Shareholders.

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive proxy materials as soon as practicable by sending to its shareholders a definitive proxy statement and form of proxy. To accommodate the Company’ proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Material to the undersigned at (617) 573-4836 or Kenneth.Burdon@skadden.com.

Very truly yours,
/s/ Kenneth E. Burdon
Kenneth E. Burdon